SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   18  )

                          XTRA Corporation
                                (Name of Issuer)

               Common Stock, $.50 par value per share
                         (Title of Class of Securities)

                                  984138-10-7
                                 (CUSIP Number)
                                 Gilbert Butler
c/o Butler Capital Corporation, 767 Fifth Avenue, New York, NY 10153 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                                November 17, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages





CUSIP No.  984138-10-7                          Page 2 of 12 Pages

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Associates II, L.P.  13-3212010

2.        Check the appropriate box is a member of a group   (a)
                                                             (b)  x

3.        SEC use only

4.        Source of Funds:  WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  2,372,607
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  2,372,607

11.       Aggregate amount beneficially owned by each reporting person:
          2,372,607

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  14.0%

14.       Type of reporting person:  PN








CUSIP No.  984138-10-7                          Page 3 of 12 Pages

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Management II, L.P.  13-3189979

2.        Check the appropriate box is a member of a group   (a)
                                                             (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  2,372,607
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  2,372,607

11.       Aggregate amount beneficially owned by each reporting person:
          2,372,607

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  14.0%

14.       Type of reporting person:  PN















CUSIP No.  984138-10-7                          Page 4 of 12 Pages

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Associates III, L.P.  13-3189979

2.        Check the appropriate box is a member of a group   (a)
                                                             (b)  x

3.        SEC use only

4.        Source of Funds:  WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  2,372,607
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  2,372,607

11.       Aggregate amount beneficially owned by each reporting person:
          2,372,607

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  14.0%

14.       Type of reporting person:  PN





CUSIP No.  984138-10-7                          Page 5 of 12 Pages

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Management III, L.P.  13-3468287

2.        Check the appropriate box is a member of a group   (a)
                                                             (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  2,372,607
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  2,372,607

11.       Aggregate amount beneficially owned by each reporting person:
          2,372,607

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  14.0%

14.       Type of reporting person:  PN











CUSIP No.  984138-10-7                          Page 6 of 12 Pages

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Gilbert Butler  ###-##-####

2.        Check the appropriate box is a member of a group   (a)
                                                             (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  2,372,607
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  2,372,607

11.       Aggregate amount beneficially owned by each reporting person:
          2,372,607

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  14.0%

14.       Type of reporting person:  PN




              Amendment No. 18 to Schedule 13D - XTRA Corporation

          In accordance with Rule 101(a)(2)(ii), the full text of the above-captioned Schedule 13D is restated in its entirety as follows:

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $0.50 par value per share (the "Common Stock"), of XTRA Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 60 State Street, Boston, Massachusetts 02109.

Item 2.   Identity and Background.

          This statement is filed on behalf of (i) Mezzanine Lending Associates II, L.P., a Delaware limited partnership ("MLA II"), (ii) Mezzanine Lending Management II, L.P., a Delaware limited partnership ("MLM II"), (iii) Mezzanine Lending Associates III, L.P., a Delaware limited partnership ("MLA III"), (iv) Mezzanine Lending Management III, L.P., a Delaware limited partnership ("MLM III"), and Gilbert Butler. The principal business and offices of each of MLA II, MLM II, MLA III and MLM III are located at 767 Fifth Avenue, 6th Floor, New York, New York 10153 and the business address of Mr. Butler is Butler Capital Corporation, 767 Fifth Avenue, 6th Floor, New York, New York 10153.

          MLM II is the general partner of MLA II, and MLM III is the general partner of MLA III. Gilbert Butler, Costa Littas and Butler Management Corporation, a Delaware corporation ("BMC"), are the general partners of MLM II and MLM III. Mr. Butler and Mr. Littas are President and Managing Director, respectively, of Butler Capital Corporation ("BCC"), a private investment banking firm which provides management and advisory services to five limited partnerships including MLA II and MLA III.

          Mr. Butler and BMC are the general partners of the entity that serves as the general partner of one of the other limited partnerships advised by BCC, Mezzanine Lending Associates I, L.P., a Delaware limited partnership ("MLA I"), and Mr. Butler, Mr. Littas and BMC are the general partners of the respective entities that serve as the general partners of the two other limited partnerships advised by BCC, Senior Lending Associates I, L.P., a Delaware limited partnership ("SLA I"), and Senior Lending Associates II, L.P. ("SLA II" and, together with MLA I, MLA II, MLA III and SLA I, the "LBO Partnerships"). The business address for Mr. Littas is Butler Capital Corporation, 767 Fifth Avenue, 6th Floor, New York, New York 10153. The principal business and offices of BMC are located at 767 Fifth Avenue, New York, New York 10153. MLA II, MLM II, MLA III and MLM III, together with Mr. Butler, Mr. Littas and BMC, are referred to in this statement as the "Reporting Persons."

          The LBO Partnerships engage in a broad range of direct investment activities, including sponsoring, structuring and providing senior debt, mezzanine financing and equity for management leveraged buyouts and other acquisitions, recapitalizations and business expansions. MLA I, MLA II and MLA III also make other investments, including strategic acquisitions of public equity and debt securities. The LBO Partnerships generally seek to add value to their investments by working with portfolio companies and their management to maximize long term profitability and return on assets.

          None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws. Mr. Butler and Mr. Littas are citizens of the United States of America.

Item 3.   Source and Amount of Funds or other Consideration.

          Each of MLA II and MLA III applied its general funds to purchase the shares of Common Stock to which this statement relates ("Subject Shares"), and each expects that the source of funds for any future purchases by it of Common Stock will also be general funds. The amount of funds used to date to acquire beneficial ownership of Common Stock held by MLA II and MLA III, respectively, is $33,613,433 and $33,613,433, respectively.

Item 4.   Purpose of the Transactions.

          The purpose or purposes of MLA II and MLA III in acquiring the Subject Shares have not changed. Each of MLA II and MLA III acquired the Common Stock because it believed the Common Stock represented a favorable investment opportunity. The Reporting Persons intend to review MLA II's and MLA III's investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to MLA II and MLA III, may in the future take such actions with respect to MLA II's and MLA III's investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by MLA II and MLA III to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by MLA II and MLA III. The public sale of the Common Stock held by MLA II and MLA III may be subject to restrictions described in Rule 144 under the Securities Act of 1933, as amended. MLA II and MLA III acquired an aggregate of 600,000 of the Subject Shares on February 12, 1992 from Robert M. Gintel, who may have been an affiliate of the Issuer for purposes of Rule 144. In connection with the purchase of such 600,000 shares, MLA II and MLA III entered into a registration rights agreement with the Issuer and Mr. Gintel. See Item 6. MLA II and MLA III acquired an aggregate of 1,662,200 of the Subject Shares on April 8, 1992 from Value Equity Associates I, L.P., which may have been an affiliate of the Issuer for purposes of Rule 144.

          Although there are currently no firm intentions or specific plans with respect thereto, in the future actions with respect to MLA II's and MLA III's investment in the Issuer may include exploring with management of the Issuer the possibility of, or seeking to influence management of the Issuer with respect to, board representation, business strategies, or mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. Such transactions could include a merger or other business combination with the Issuer in the form of a management leveraged buy-out financed in conjunction with the LBO Partnerships. The Reporting Persons may in the future consider a variety of different alternatives to achieving such actions, including negotiated transactions, tender offers, proxy contents or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or its securities.

          Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


Item 5.   Interest in Securities of the Issuer.

          (a); (b) MLA II, MLA III, and Mr. Butler own directly 1,131,100, 1,131,100, and 110,407 shares of Common Stock, respectively (approximately 6.7%, 6.7% and 0.7%, respectively, of the issued and outstanding shares of Common Stock based upon the most recently available filing by the Issuer with the Securities and Exchange Commission). As the respective sole general partners of MLA II and MLA III, MLM II and MLM III share with MLA II and MLA III, respectively, the power to vote and dispose of all shares of Common Stock owned directly by MLA II and MLA III, respectively. As a result, MLA II and MLM II, and MLA III and MLM III, are deemed to beneficially own the shares of Common Stock owned by MLA II and MLA III, respectively. Under contractual arrangements among MLM II, MLM III and Mr. Butler, Mr. Butler is in a position to exercise control over MLM II and MLM III.
          MLA II, MLA III and Mr. Butler may be deemed to be acting together, or to have agreed to act together, for the purpose of acquiring, holding, voting or disposing of Common Stock. As a result, each of MLA II, MLA III, MLM II, MLM III and Mr. Butler may be deemed to beneficially own the shares of Common Stock directly or beneficially owned by the other. Each of MLA II, MLA III, MLM II, MLM III and Mr. Butler may thus be deemed to beneficially own 2,372,607 shares of Common Stock (approximately 14.0% of the issued and outstanding shares of Common Stock based upon the most recently available filing by the Issuer with the Securities and Exchange Commission).

          (c) On November 17, 1994, MLA II and MLA III distributed in kind to their respective general and limited partners 676,782 and 676,782, respectively, shares of Common Stock. As a result of this distribution in kind, each of MLM II and MLM III received 75,622 and 75,622 shares of Common Stock, respectively. Also on November 17, 1994, each of MLM II and MLM III distributed in kind to its respective general and limited partners all shares of Common Stock received by it in the distribution described in the previous sentence. As a result of this distribution in kind, Mr. Butler received 110,407 shares of Common Stock.

          (d) The partners of each of MLA II and MLM II have an economic interest in dividends from, and the proceeds of sales of, Common Stock owned directly by MLA II, and the partners of each of MLA III and MLM III have an economic interest in dividends from, and the proceeds of sales of, Common Stock owned directly by MLA III.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.


          On February 12, 1992, in connection with the purchase by MLA II and MLA III of an aggregate of 600,000 shares of Common Stock from Robert M. Gintel, MLA II, MLA III, Mr. Gintel and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") granting to MLA II and MLA III the right to request registration of the open market sale of some or all of the 600,000 shares of Common Stock acquired from Mr. Gintel. The Issuer is only obligated to effect one such registration, and may delay registration in the event of a registered public offering by the Issuer, or in certain other events. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text thereof which is included as Exhibit 8 hereto and hereby incorporated by reference herein.

          Except as described above and in Item 2 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer.



Item 7.   Material to be Filed as Exhibits.

           8. Registration Rights Agreement dated February 12, 1992 (previously filed).







                                   Signatures

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                  MEZZANINE LENDING ASSOCIATES II, L.P.
                       By:  Mezzanine Lending Management II, L.P.
                  MEZZANINE LENDING MANAGEMENT II, L.P.
                  MEZZANINE LENDING ASSOCIATES III, L.P.
                       By:  Mezzanine Lending Management III, L.P.
                  MEZZANINE LENDING MANAGEMENT III, L.P.
                  GILBERT BUTLER


                  By:          /s/ Gilbert Butler
                     Gilbert Butler, as General Partner
                        and individually



Dated: November 21, 1994